Exhibit 99.1

ZIM Integrated Shipping Services Ltd: NYSE Rule 203.01 Annual Financial Report Announcement

Haifa, Israel – May 3, 2021 – Pursuant to Rule 203.01 of the New York Stock Exchange Manual, ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) hereby announces to holders of its ordinary shares that its Annual Report on Form 20-F for 2020 (including its full year 2020 audited financial statements), which was filed with the U.S. Securities and Exchange Commission on March 22, 2021, is available in the investor relations section of its website (link here).

Hard copies of the 2020 Annual Report will be provided free of charge, upon request, as follows:

ZIM Integrated Shipping Services Ltd.
9 Andrei Sakharov Street

P.O. Box 15067

Matam, Haifa 3190500, Israel

Attn: Head of Investor Relations, Finance Function

Email:
investors@zim.com

Tel:
+972-4-865-2000 (General)
+972-4-865-2300 (Direct)

Website:

www.zim.com

About ZIM:

ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) ("ZIM") is a global, asset-light container liner shipping company with a leadership position in the markets in which it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services, with a reputation for industry-leading transit times, schedule reliability and service excellence.